James C. Lin Partner		Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Y. Chan* Paul K. Y. Chow* † Antony M. Dapiran †	Kirtee Kapoor* James C. Lin* Mark J. Lehmkuhler* Miranda So*
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

January 6, 2012

VIA EDGAR

Julia E. Griffith

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shanda Interactive Entertainment Limited

Schedule 13E-3

Filed December 5, 2011

File No. 005-80297

Dear Ms. Griffith:

On behalf of Shanda Interactive Entertainment Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 3, 2012 with respect to the Schedule 13E-3, File No. 005-80297 (“Schedule 13E-3”), filed on December 5, 2011 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of Amendment No. 1 and the Revised Proxy Statement indicating changes against Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, is being provided to the Staff via email.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities with offices in:

New York | Menlo Park | Washington DC | São Paulo | London | Paris | Madrid | Tokyo | Beijing

Securities and Exchange Commission	2	January 6, 2012

We represent the Company only. To the extent any response relates to information concerning any of Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo, Mr. Danian Chen, Premium Lead Company Limited, New Era Investment Holding Ltd., Shanda Media Limited, Shanda Investment International Ltd., Silver Rose Investment Limited, Crystal Day Holdings Limited, Fortune Capital Holdings Enterprises Limited or First Step Services Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

*    *    *

Schedule 13E-3, filed December 5, 2011

1.	We note the statement that “No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

In response to the Staff’s comment, the statement in question has been removed from Amendment No. 1. Please refer to page 2 of Amendment No. 1.

Preliminary Proxy Statement

General

2.	We note that in certain parts of the proxy statement you have referred to the fairness determination applicable to “the Company and its shareholders (other than the Buyer Group),” while in other places you refer to the “unaffiliated” shareholders. To avoid ambiguity and to be consistent with the definition in Rule 13e-3(a)(4), please use the term “unaffiliated security holders” or “unaffiliated shareholders and ADS holders of the Company” where appropriate throughout your disclosure.

In response to the Staff’s comment, the disclosure has been revised to use the term “unaffiliated shareholders and ADS holders” where appropriate throughout Amendment No. 1 and the Revised Proxy Statement.

Summary Term Sheet, page 1

3.	Revise the disclosure in the italicized paragraph at the beginning of this section to eliminate the statement that the summary may not contain all of the information that is important to a holder’s consideration of the merger. See Item 1001 of Regulation M-A, which requires that the Summary Term Sheet contain the “most material terms of the proposed transaction.

In response to the Staff’s comment, the statement in question has been removed from the Proxy Statement. Please refer to page 1 of the Revised Proxy Statement.

Securities and Exchange Commission	3	January 6, 2012

Special Factors, page 24

Background of the Merger, page 24

4.	Refer to the disclosure concerning the preliminary discussions between Mr. Tianqiao Chen and J.P. Morgan Securities. Explain how the meeting occurred. Did J.P. Morgan or Mr. Chen initiate contact? How did the board choose J.P. Morgan as its financial advisor? See Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose (a) the context of the meeting and the initiation of contact by Mr. Tianqiao Chen and (b) how Mr. Tianqiao Chen chose JPM as its financial advisor. Please refer to page 24 of the Revised Proxy Statement.

5.	We note your disclosure on page 25 that the Buyer Group specifically stated that it had no intention of selling its shares. Disclose how, in the absence of an auction, the filing persons were able to determine that the merger is fair to the unaffiliated unit holders, and explain in greater detail why the Buyer Group rejected this alternative. See Item 1013(b) of Regulation M-A, and Instruction 1 to that Item.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify that the Buyer Group did not consider selling its stake in the Company to a third party as it was the intention of the Buyer Group to maintain its existing shareholding and to acquire the remaining outstanding Shares of the Company that it did not already own. Please refer to page 24 of the Revised Proxy Statement.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify that the Buyer Group’s stated intention not to sell its shares in an alternative transaction was likely to preclude a third party from proposing an alternative transaction because of the Buyer Group’s ability to block an alternative transaction by voting against it. Please refer to pages 25, 33 and 35 of the Revised Proxy Statement.

With respect to the Company’s ability to conduct an auction, we respectfully note that due to the unwillingness of the Buyer Group to consider any other transaction involving the sale of its Shares and the Buyer Group’s ability to block any alternative transaction due to its beneficial ownership of approximately 69.7% of the total outstanding Shares (as of November 21, 2011), the ability of the Company to conduct an auction was, as a practical matter, eliminated.

With respect to the determination of the filing persons as to the fairness of the merger to the Company’s unaffiliated shareholders and ADS holders in the absence of an auction, we respectfully note that (a) the following disclosure describes how the filing persons arrived at their respective fairness determinations: (i) the reasons for the merger and recommendations of the special committee and the Company’s board of directors are disclosed on pages 31-36 of the Revised Proxy Statement, including a description of certain procedural safeguards on pages 33-34, and the fairness opinion of the special committee’s financial advisor is described on pages 41-49 of the Revised Proxy Statement, and (ii) the position of the Buyer Group as to the fairness of the merger is disclosed on pages 36-39 of the Revised Proxy Statement, and (b) an auction is not required under Cayman Islands law for this type of transaction.

Securities and Exchange Commission	4	January 6, 2012

6.	Confirm that all of the financial projections or internal financial and operating information furnished by the Company to Merrill Lynch and JPM have been summarized in the proxy statement, or advise us.

We confirm that all of the financial projections and internal financial and operating information furnished by the Company to Merrill Lynch and JPM have been summarized in the Proxy Statement.

7.	Please confirm that any materials prepared by Merrill Lynch in connection with its fairness opinion, including any “board books” or any summaries of presentations made to the special committee that are within the scope of Item 1015 of Regulation M-A have been summarized in the disclosure document and (if written) have been filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Merrill Lynch, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all of Merrill’s presentations to the special committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Merrill Lynch provided a presentation to the special committee on November 22, 2011 and provided preliminary discussion materials to the special committee on November 13, 2011 and November 19, 2011. The final presentation to the special committee dated November 22, 2011 has been summarized in the Proxy Statement and was filed as Exhibit (c)(2) to the Schedule 13E-3. We are separately providing on a supplemental basis to the Staff for its confidential review a copy of the preliminary discussion materials dated November 13, 2011 and November 19, 2011, respectively. For the reasons described below, we respectfully submit that these preliminary discussion materials are not required to be summarized in or filed as exhibits to the Schedule 13E-3.

Each of the preliminary materials presented by Merrill Lynch to the special committee on November 13, 2011 and November 19, 2011 was comprised of an update on the transaction process, a review of certain methodologies intended to be utilized by Merrill Lynch in its financial analyses to be contained in its final presentation and a draft of certain of the financial analyses to be contained in its final presentation. The presentation by Merrill Lynch on November 13, 2011 was not in the form of a final presentation or report (for example, it did not contain a discounted cash flow analysis) and, as such, was not considered material by the special committee in its determination to recommend the merger. The presentation by Merrill Lynch on November 19, 2011 was, in all material respects, simply a preliminary draft of the final presentation provided three days later and, as such, was also not considered material by the special committee in its determination to recommend the merger. Furthermore, all material components of the preliminary financial analyses reviewed by Merrill Lynch with the special committee on November 13, 2011 and November 19, 2011 are fully embodied in the November 22, 2011 presentation to the special committee that is attached as Exhibit (c)(2) to the Schedule 13E-3 and described in the Proxy Statement. Accordingly, the inclusion of a description of the preliminary discussion materials in the Proxy Statement or filing of such materials as exhibits to the Schedule 13E-3 would be duplicative and would not provide any additional or different material information that is materially related to the merger under Item 1015 of Regulation M-A.

Securities and Exchange Commission	5	January 6, 2012

8.	In the discussion of the conference call that occurred on November 18 (page 29), explain in greater detail what you mean by “the mechanics and timing of up-streaming cash to its off-shore accounts and the anticipated legal and regulatory requirements.”

We respectfully submit that the mechanics and timing of cash up-streaming and the related legal and regulatory requirements were discussed in connection with the Buyer Group’s proposal to apply cash of the Company and its subsidiaries to fund part of the cash consideration. In response to the Staff’s comment, the Proxy Statement has been revised to clarify the statement in question. Please refer to page 29 of the Revised Proxy Statement.

9.	Refer to the discussion of the negotiation of the “majority of the minority” and “force the vote” provisions in the merger agreement that took place on November 19 (see page 29). Explain why the board believed that the elimination of the “force the vote” provision removed the need for the protections afforded unaffiliated shareholders by the majority of the minority provision. Expand your disclosure as necessary to clarify this point.

The “majority of the minority” provision was considered by the special committee in the context of the Buyer Group’s insistence during negotiations on the inclusion of a “force the vote” provision in the merger agreement, which would have required the shareholder meeting to be held under all circumstances. Given the Buyer Group’s beneficial ownership of more than two-thirds of the outstanding Shares, the Buyer Group would be able to approve the merger regardless of any action taken by the Company, its board of directors or the special committee (including, for example, a change in recommendation) subsequent to the execution of the merger agreement, if a “force the vote” provision was included in the merger agreement. In this context, the special committee determined that a “majority of the minority” provision would have been the only way to ensure that the Company and/or its unaffiliated shareholders and ADS holders were able to take into account any developments related to the Company subsequent to the execution of the merger agreement, if the Buyer Group insisted on the “force the vote” provision. At the November 21 meeting, as described on page 30 of the Revised Proxy Statement, the parties agreed that both the “force the vote” provision and the “majority of the minority” voting provision would be eliminated from the merger agreement.

We respectfully note that a “majority of the minority” voting provision is not required under Cayman Islands law for this type of transaction. Additionally, we respectfully note that the Company has the right to terminate the merger agreement prior to the receipt of shareholder approval if the Company’s board of directors determines (upon recommendation of the special committee) in its good faith judgment that failure to do so would be inconsistent with its fiduciary duties, which is described on page 31, in the fifth bullet point on page 33, the ninth bullet point on page 34, and the first bullet point on page 82 of the Revised Proxy Statement. As a result, the Company’s board of directors may take into account events subsequent to the execution of the merger agreement to protect the interests of the unaffiliated shareholders and ADS holders.

Securities and Exchange Commission	6	January 6, 2012

In response to the Staff’s comment, the Proxy Statement has been revised to clarify the context in which the “force the vote” and “majority of the minority” provisions were negotiated. Please refer to pages 27-31 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 31

10.	It appears that many of the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing persons’ choice to engage in the transaction at this time as opposed to any other time in the company’s history. Please refer to Item 1013(c) of Regulation M-A.

The Buyer Group decided to engage in the transaction at this time because its wants to take advantage of the benefits of the Company being a privately held company and because Merger Sub was able to obtain debt financing in connection with the transaction. In response to the Staff’s comment, the disclosure under the section entitled “Special Factors—Purposes of and Reasons for the Merger” in the Proxy Statement has been revised to describe the Buyer Group’s reasons for engaging in the merger at this time. Please refer to page 50 of the Revised Proxy Statement.

The Company decided to engage in the transaction at this time because it received a proposal from the Buyer Group which represented a significant premium over recent market prices and it evaluated the benefits of being a privately held company. In response to the Staff’s comment, the disclosure under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” in the Proxy Statement has been revised to describe the Company’s reasons for engaging in the merger at this time. Please refer to page 31 of the Revised Proxy Statement.

11.	Please note that if the filing parties or the board based their fairness determination on the analysis and discussion of factors undertaken by others, they must each expressly adopt the analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the analysis of the special committee and Merrill Lynch, or explain how they considered each of the factors listed in Item 1014. Note however, that to the extent such persons did not adopt another party’s discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, such filing persons must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

We respectfully submit that the Company’s board of directors has expressly adopted the analysis of the special committee, as disclosed in the last paragraph of the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors.” Please refer to the second paragraph of page 36 of the Revised Proxy Statement.

Securities and Exchange Commission	7	January 6, 2012

The Buyer Group did not rely on or adopt the analysis of the special committee or Merrill Lynch in considering the fairness of the merger to the Company’s unaffiliated shareholders and ADS holders. In response to the Staff’s comment, a statement to that effect has been added to the Proxy Statement. Please refer to page 36 of the Revised Proxy Statement.

The factors listed in Item 1014 of Regulation M-A that the Buyer Group has considered have been discussed on page 37 of the Proxy Statement. Among the factors listed in Item 1014 of Regulation M-A, the current market price and historical market price of the ADSs have been discussed on page 37 of the Proxy Statement. The Buyer Group did not consider the Company’s net book value, going concern value or liquidation value, for the reasons set forth in detail on pages 37-38 of the Proxy Statement. On page 38 of the Proxy Statement, the Buyer Group stated that the members of the Buyer Group are not aware of, and thus did not consider, any offers or proposals made by any unaffiliated person during the past two years for (a) a merger or consolidation of the Company with another company, (b) the sale or transfer of all or substantially all of the Company’s assets or (c) the purchase of all or a substantial portion of the Shares that would enable such person to exercise control of or significant influence over the Company. As to the factor of “purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A,” in response to the Staff’s comment, the Proxy Statement has been revised to disclose that the Buyer Group (i) considered the share repurchases conducted by the Company during the past two years and (ii) did not consider intra-group transfers of the Company’s Shares and ADSs among members of the Buyer Group during the past two years. Please refer to pages 37-38 of the Revised Proxy Statement.

12.	We note your disclosure on page 31 that the Board of Directors, relying in part on the recommendation of the special committee, determined that the transaction was “fair (both substantively and procedurally) to and in the best interests of, the Company and its shareholders (other than the Buyer Group).” Please revise here and throughout the filing to expressly disclose whether the board and the affiliates reasonably believe that the transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A and see Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Proxy Statement has been revised to expressly disclose the beliefs of the board and the affiliates that the merger is “substantively and procedurally fair” to “unaffiliated shareholders and ADS holders” of the Company throughout Amendment No. 1 and the Revised Proxy Statement.

13.	We note your listing of the factors considered by the board in connection with its determination to recommend the merger. Some of the factors listed do not appear to pertain to a finding that the transaction is fair, as required by Item 1014(b) of Regulation M-A. Please revise, considering the items listed below as an example of what we mean:

•	The second, fourth and fifth bullet points on page 32 with respect to the positive factors

•	The second and third bullet points on page 35, under negative factors.

Securities and Exchange Commission	8	January 6, 2012

In response to the Staff’s comment, the second and fifth bullet points on page 32 and the second and third bullet points on page 35 of the Proxy Statement have been removed, and the fourth bullet point on page 32 of the Proxy Statement has been revised to clarify that the financing obtained by and the ability of the Buyer Group to consummate the merger, instead of the due diligence on such matters, is a substantive factor considered by the special committee and the board of directors of the Company. Please refer to pages 32 and 35 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 41

14.	We note that the analyses conducted by the financial advisor focused on the price per ADS. Since the ADSs represent two shares, disclose if true that the comparable values also represent two underlying shares. Alternatively, present the disclosure on a per share basis.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify that the price per ADS represents the value for two underlying ordinary shares of the Company. Please refer to page 43 of the Revised Proxy Statement.

15.	We note that Merrill performed a Selected Public Trading Comparables Analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions. Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. Also, please expand the disclosure to more fully explain how Merrill arrived at its benchmark multiples.

In response to the Staff’s comment, the Proxy Statement has been revised to provide disclosure as to the two specific criteria used in selecting the selected publicly traded comparable companies and to clarify the fact that the two criteria were consistently applied. Further, the Proxy Statement has been revised to more fully explain how Merrill Lynch arrived at its benchmark multiples. Please refer to pages 43 and 45 of the Revised Proxy Statement.

16.	In your analysis of Discounted Cash Flow, revise the disclosure to include a description of how you chose the discount rates.

We respectfully note for the Staff that the description of how Merrill Lynch determined the range of discount rates utilized in the Discounted Cash Flow Analysis is already contained in the fourth sentence of the second paragraph under the caption “Discounted Cash Flow Analysis” on page 45 of the Proxy Statement. However, in response to the Staff’s comment, the disclosure has been expanded to further describe Merrill Lynch’s calculation of weighted average cost of capital in connection with Merrill Lynch’s determination of the range of discount rates. Please refer to page 45 of the Revised Proxy Statement.

Securities and Exchange Commission	9	January 6, 2012

17.	Please revise to identify the transactions used in the Precedent Going Private Transactions Premiums Analysis.

In response to the Staff’s comment, the Proxy Statement has been revised to provide disclosure as to the list of 23 transactions used in Merrill Lynch’s Precedent Going Private Transactions Premiums Analysis. Please refer to page 46 of the Revised Proxy Statement.

Annex B. Opinion of Merrill Lynch

18.	Please remove the statement in the first sentence of the third-to-last paragraph that the “letter is for the sole benefit and use of the Special Committee…,” as inconsistent with the disclosure relating to the fairness opinion. Alternatively, advise us of the basis for Merrill Lynch’s belief that security holders cannot rely upon the report to support any claims against Merrill Lynch arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Merrill Lynch). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Merrill Lynch would have no effect on the rights and responsibilities of either Merrill Lynch or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

We respectfully advise the Staff that Merrill Lynch believes security holders cannot rely upon its opinion to the special committee based on the express provisions included in its engagement letter with the special committee (governed by Hong Kong law), which provides as follows: “The Company acknowledges and agrees that Merrill Lynch has been retained hereunder only as a financial advisor to the Special Committee, and not as an advisor to any other person, and that the Special Committee’s engagement of Merrill Lynch and any information, documents, analyses, or advice or Opinion provided by Merrill Lynch hereunder is intended solely for the benefit and use of the Special Committee and is not intended to confer rights or remedies upon any person not a party hereto (including security holders, employees or creditors of the Company) as against Merrill Lynch, its affiliates or their respective directors, officers, employees or agents.”

In response to the Staff’s comment, the Proxy Statement has been revised to reflect the foregoing and to state that any defense by Merrill Lynch with respect to a claim by any person, including a shareholder of the Company, would be subject to resolution under applicable law and that the issue would have to be resolved by a court of competent jurisdiction. In addition, the Proxy Statement has been revised to state that, in the view of the SEC, the availability of any potential defenses under applicable law will have no effect on the rights and responsibilities of the special committee or board of directors of the Company under Cayman Islands law or on the rights and responsibilities of the special committee or board of directors of the Company or Merrill Lynch under the U.S. federal securities laws. Please refer to page 43 of the Revised Proxy Statement.

*     *     *

Securities and Exchange Commission	10	January 6, 2012

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Tianqiao Chen, Ms. Qian Qian Chrissy Luo, Mr. Danian Chen, Premium Lead Company Limited, New Era Investment Holding Ltd., Shanda Media Limited, Shanda Investment International Ltd., Silver Rose Investment Limited, Crystal Day Holdings Limited, Fortune Capital Holdings Enterprises Limited, and First Step Services Limited, as requested by the Staff.

Please note that we will separately deliver to the Staff by courier today a copy of the preliminary discussion materials referred to in Response 7, which is being provided on a supplemental basis for the Staff’s confidential review. We are also providing a copy of the letter requesting confidential treatment of these materials to the FOIA Office of the Commission in accordance with the Commission’s Rule 83.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact me at +852 2533 3368, +852 2533 1768 (fax) or james.lin@davispolk.com or Zhan Chen at +852 2533 3384, +852 2533 1784 (fax) or zhan.chen@davispolk.com.

Sincerely,

/s/ James C. Lin
James C. Lin

cc:

Grace Wu
Shanda Interactive Entertainment Limited

Zhan Chen, Esq.
Davis Polk & Wardwell LLP

Ling Huang, Esq.
Shearman & Sterling LLP

Gregory D. Puff, Esq.
Shearman & Sterling LLP

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP

Securities and Exchange Commission	11	January 6, 2012

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 3, 2012 with respect to the Schedule 13E-3, File No. 005-80297 (“Schedule 13E-3”), filed on December 5, 2011 by the Company and the other filing persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shanda Interactive Entertainment Limited

By:	/s/ Grace Wu
Name: Grace Wu
Title: Director and Chief Financial Officer

Tianqiao Chen

/s/ Tianqiao Chen
Tianqiao Chen

Qian Qian Chrissy Luo

/s/ Qian Qian Chrissy Luo
Qian Qian Chrissy Luo

Danian Chen

/s/ Danian Chen
Danian Chen

Securities and Exchange Commission	12	January 6, 2012

Premium Lead Company Limited

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

New Era Investment Holding Ltd.

By:	/s/ Qian Qian Chrissy Luo
Name: Qian Qian Chrissy Luo
Title: Director

Shanda Media Limited

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

Shanda Investment International Ltd.

By:	/s/ Danian Chen
Name: Danian Chen
Title: Director

Silver Rose Investment Limited

By:	/s/ Qian Qian Chrissy Luo
Name: Qian Qian Chrissy Luo
Title: Director

Crystal Day Holdings Limited

By:	/s/ Qian Qian Chrissy Luo
Name: Qian Qian Chrissy Luo
Title: Director

Fortune Capital Holdings Enterprises Limited

By:	/s/ Qian Qian Chrissy Luo
Name: Qian Qian Chrissy Luo
Title: Director

Securities and Exchange Commission	13	January 6, 2012

First Step Services Limited

By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director